FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May 2010

12 May 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Experian & BSkyB form database marketing business'  released on  12 May 2010

Experian and BSkyB form database marketing business

12 May 2010
- Experian, the global information services company, announces that it has reached agreement to divest part of its UK database marketing activities to a newly formed business venture with British Sky Broadcasting (Sky). The transaction is expected to complete on 30 June 2010.

The new company, in which Sky will hold a majority stake, will provide consumer and media insight services and customer management capabilities to a number of large hosted database clients, including Sky. The company will operate under a new brand, which will be announced in due course.
Over the past few years, Experian has been repositioning its global Marketing Services business to focus increasingly on digital marketing capabilities. By injecting part of its UK hosted database solutions into this new entity, Experian will further tighten the strategic focus of its Marketing Services portfolio on core data and analytics.

Gross assets for Experian's UK database marketing business subject to this transaction at 31 March 2009 were £8.6m.

Contact:

Experian
Nadia Ridout-Jamieson          Director of Investor Relations +44 (0)20 3042 4215
James Russell                        PR Director

Finsbury
Rollo Head                                                                              +44 (0)20 7251 3801
Don Hunter

Experian announcements are available on
www.experianplc.com

Sky
Francesca Pierce, Head of Investor Relations                       +44 (0)20 7705 3337
Stephen Gaynor, Head of Communications, Commercial     +44 (0)20 7705 3446

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 12 May, 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary